Exhibit 99.B


                          KIEWIT DIVERSIFIED GROUP

                    Index to Financial Statements and
                   Management's Discussion and Analysis
               of Financial Condition and Results of Operations

Financial Statements:

 Condensed Statements of Operations for the three months ended September 30, 1997 and 1996 and the nine months ended September 30, 1997 and 1996
 Condensed Balance Sheets as of  September 30, 1997
  and December 28, 1996
 Condensed Statements of Cash Flows for the
  nine months ended September 30, 1997 and 1996
 Notes to Condensed Financial Statements

Management's Discussion and Analysis of
 Financial Condition and Results of Operations



                     KIEWIT DIVERSIFIED GROUP

                 Condensed Statements of Operations
                           (unaudited)

                                            Three Months Ended Nine Months Ended
                                                September 30,   September 30,
(dollars in millions, except per share data) 1997        1996  1997       1996

Revenue                                     $  80       $ 165  $ 241     $ 482
Cost of Revenue                               (42)        (98)  (126)     (295)
                                            -----       -----  -----     -----
                                               38          67    115       187

General and Administrative Expenses           (26)        (36)   (67)     (116)
                                            -----       -----  -----      -----
Operating Earnings                             12          31     48        71

Other Income (Expense):
 Equity Losses, net                           (12)         (4)   (18)       (6)
 Investment Income, net                         9          11     25        39
 Interest Expense, net                         (3)         (9)   (10)      (22)
 Other, net                                     1           2      3         3
                                            -----       -----  -----      ----
                                               (5)          -      -        14
                                            -----       -----  -----      ----

Earnings from Continuing Operations
  Before Income Taxes and Minority Interest     7          31     48        85

Provision for Income Taxes                     (2)        (12)   (17)      (32)

Minority Interest in Net Loss (Income)
 of Subsidiaries                                1           -      3        (1)
                                            -----       -----  -----      ----

Income from Continuing Operations               6          19     34        52

Discontinued Operations:
 Income from Operations, net of income
   taxes of($8),($3),($15) and ($6)            13           5     26         7
 Extraordinary Item - Windfall tax, net of
    income tax benefit of $34                 (63)          -    (63)        -
                                           ------       -----  -----      ----
 Income (Loss) from Discontinued
    Operations                                (50)          5    (37)        7
                                           ------       -----  -----      ----
Net Earnings (Loss)                        $  (44)      $  24  $  (3)     $ 59
                                           ======       =====  =====      ====

Primary and Fully Diluted Earnings
(Loss) Per Share
  Continuing Operations                    $  .26       $ .76  $1.40     $2.19
  Discontinued Operations:
  Income from operations                      .55         .22   1.08       .33
  Extraordinary Item                        (2.59)          -  (2.59)        -
                                           ------       -----  -----      ----
   Discontinued Operations                  (2.04)        .22  (1.51)      .33
                                           ------       -----  -----     -----
 Net Income (Loss)                         $(1.78)      $ .98  $(.11)    $2.52
                                           ======       =====  =====     =====

See accompanying notes to condensed financial statements.

                             KIEWIT DIVERSIFIED GROUP

                             Condensed Balance Sheets
                                                    September 30, December 28,
                                                         1997         1996
(dollars in millions)                                (unaudited)
Assets
Current Assets:
 Cash and cash equivalents                            $    273    $    147
 Marketable securities                                     339         372
 Restricted securities                                      22          17
 Receivables, less allowance of $- and $3                   45          76
 Other                                                      19          33
                                                      --------    --------
Total Current Assets                                       698         645

Property, Plant and Equipment,
 less accumulated depreciation and
 amortization of $230 and $345                             181         642
Investments                                                472         189
Investments in Discontinued Operations                     597         608
Intangible Assets, net                                      21         353
Other Assets                                                44          74
                                                     ---------    --------
                                                     $   2,013    $  2,511
                                                     =========    ========

Liabilities and Stockholders' Equity
Current Liabilities:
 Accounts payable                                    $      29    $     79
 Current portion of long-term debt:
  Telecommunications                                         -          55
  Other                                                      1           2
 Accrued costs and billings in excess of
  revenue on uncompleted contracts                           3          12
 Accrued reclamation and other mining costs                 17          19
 Other                                                      44          87
                                                     ---------    --------
Total Current Liabilities                                   94         254

Long-Term Debt, less current portion:
 Telecommunications                                          -         207
 Other                                                     134         113
Deferred Income Taxes                                      156         148
Retirement Benefits                                         40          48
Accrued Reclamation Costs                                   99          98
Other Liabilities                                          114         168
Minority Interest                                            1         218

Stockholders' Equity
 ($1,377 million aggregate redemption value):
   25,386,725 outstanding shares in 1997 and
   23,219,744 in 1996
  Common equity                                         1,351        1,235
  Foreign currency adjustment                               -           (2)
  Net unrealized holding gain                              24           24
                                                    ---------     --------
Total Stockholders' Equity                              1,375        1,257
                                                    ---------     --------
                                                    $   2,013     $  2,511
                                                    =========     ========

See accompanying notes to condensed financial statements.

                        KIEWIT DIVERSIFIED GROUP

                     Condensed Statements of Cash Flows
                                (unaudited)

                                                            Nine Months Ended
                                                               September 30,
(dollars in millions)                                       1997         1996

Cash flows from continuing operations:
 Net cash provided by continuing operations               $   167      $   122

Cash flows from investing activities:
 Proceeds from sales and maturities of marketable
  securities                                                  160          138
 Purchases of marketable securities                          (168)        (118)
 Change in restricted securities                                4            2
 Capital expenditures                                         (20)         (78)
 Acquisitions and investments, net                            (32)         (54)
 Proceeds from sale of assets and other                         1            7
                                                           ------      -------
  Net cash used in investing activities                       (55)        (103)

Cash flows from financing activities:
 Proceeds from long-term debt borrowings                       17           35
 Payments on long-term debt, including current portion         (2)         (38)
 Exchange of Class B&C Stock for Class D Stock, net            72           19
 Repurchases of common stock                                    -          (11)
 Dividends paid                                               (12)         (13)
 Issuance of common stock                                      49            1
                                                           ------      -------
  Net cash provided by (used in) financing activities         124           (7)

Cash flows from discontinued operations:
 Discontinued operations                                        -            3
 Investments in discontinued operations                       (34)         (55)
                                                           ------      -------
  Net cash used in discontinued operations                    (34)         (52)

Cash and cash equivalents of C-TEC at beginning of year       (76)           -
                                                           ------      -------

Net change in cash and cash equivalents                       126          (40)

Cash and cash equivalents at beginning of period              147          363
                                                           ------      -------

Cash and cash equivalents at end of period                 $  273      $   323
                                                           ======      =======

Noncash investing activities from discontinued operations:
 Conversion of CalEnergy Convertible Debentures
  to CalEnergy Common Stock                                $    -      $    66

See accompanying notes to condensed financial statements.

                        KIEWIT DIVERSIFIED GROUP

                 Notes to Condensed Financial Statements


1. Basis of Presentation:

The condensed balance sheet of Kiewit Diversified Group ("Group") at December 28, 1996 has been condensed from the Group's audited balance sheet as of that date. All other financial statements contained herein are unaudited and have been prepared using historical amounts included in the Peter Kiewit Sons', Inc. ("PKS") consolidated condensed financial statements. The Group's accounting policies and certain other disclosures are set forth in the notes to the financial statements contained in PKS' Annual Report on Form 10-K as an exhibit for the year ended December 28, 1996.

Although the financial statements of PKS' Construction & Mining Group and Diversified Group separately report the assets, liabilities and stockholders' equity of PKS attributed to each such group, legal title to such assets and responsibility for such liabilities will not be affected by such attribution. Holders of Class B&C Stock and Class D Stock are stockholders of PKS. Accordingly, the PKS consolidated condensed financial statements and related notes as well as those of the Kiewit Construction & Mining Group should be read in conjunction with these financial statements.

On September 5, 1997, C-TEC Corporation ("C-TEC") announced that its board of directors had approved the planned restructuring of C-TEC into three publicly
traded companies.   The transaction was effective September 30, 1997. As a
result of the restructuring plan, the Group owns less than 50% of the outstanding shares and voting rights of each entity, and therefore has accounted for each entity using the equity method as of the beginning of 1997. C-TEC's financial position, results of operations and cash flows are consolidated in the 1996 condensed financial statements.

The results of operations for the nine months ended September 30, 1997 are not necessarily indicative of the results to be expected for the full year.

Where appropriate, items within the condensed financial statements have been reclassified from the previous periods to conform to current year presentation.

2.  Discontinued Operations

On September 10, 1997, the Group and CalEnergy Company, Inc. ("CalEnergy") entered into an agreement whereby CalEnergy contracted to purchase the Group's energy investments for $1,155 million, subject to adjustments.
These energy investments include approximately 20 million shares of CalEnergy common stock (assuming the exercise of 1 million options held by the Group), the Group's 30% ownership interest in CE Electric UK, plc ("CE Electric") and the Group's investments, made jointly with CalEnergy, in international power projects in Indonesia and the Philippines. The transaction is subject to the satisfactory completion of certain provisions of the agreement and is expected to close in early 1998. These assets comprise the energy segment of the Group. Therefore, the Group has reflected these assets, the earnings and losses attributable to these assets, and the related cash flow items as discontinued operations on the condensed balance sheets and statements of operations and cash flows for all periods presented. The Group is no longer required to provide additional capital to these entities through the closing date.

In order to fund the purchase of these assets, CalEnergy sold, in October 1997, approximately 19.1 million shares of its common stock at a price of $37.875 per share. This sale reduced the Group's ownership in CalEnergy to approximately 23% but increased its proportionate share of CalEnergy's equity. It is the Group's policy to recognize gains or losses on the sale of stock by its investees. The Group expects to recognize an after-tax gain of approximately $50 million from this transaction in the fourth quarter of 1997.

The agreement with CalEnergy includes a provision whereby CalEnergy and the Group are to share equally any proceeds from the offering above or below a specified amount. The offering was conducted at a price above that provided in the agreement and therefore, the Group expects to receive additional proceeds of up to $20 million at the time of closing.

The Group expects to recognize an after-tax gain on the disposition of its energy assets in 1998 of approximately $300 million. The after-tax proceeds from the transaction of approximately $960 million will be used to fund the expansion plan of the information services business.

The following is summarized financial information for discontinued operations:

                                      Three Months Ended    Nine Months Ended
                                         September 30,         September 30,
Income from Discontinued Operations    1997         1996     1997        1996

Operations
  Equity in:
    CalEnergy earnings, net            $  13        $  7     $  29       $  14
    CE Electric earnings, net              2           -        11           -
    International energy project
     earnings, net                         6          (1)        1          (6)
  CalEnergy debenture interest             -           2         -           5
  Income tax expense                      (8)         (3)      (15)         (6)
                                       -----        ----     -----       -----
  Income from operations               $  13        $  5     $  26       $   7
                                       =====        ====     =====       =====

Extraordinary Loss - Windfall Tax

 Group's share from CE Electric        $ (58)       $  -     $ (58)      $   -
 Group's share from CalEnergy            (39)          -       (39)          -
 Income tax benefit                       34           -        34           -
                                       -----        ----     -----       -----
  Extraordinary loss                   $ (63)       $  -     $ (63)      $   -
                                       =====        ====     =====       =====


In December 1996, CE Electric which is 70% owned by CalEnergy and 30% owned by the Group, acquired majority ownership of Northern Electric plc ("Northern") pursuant to a tender offer commenced in the United Kingdom by CE Electric in November 1996. As of March 1997, CE Electric effectively owned 100% of Northern's ordinary shares.

On July 2, 1997, the Labour Party in the United Kingdom announced the details of its proposed "Windfall Tax" to be levied against privatized British utilities. This one-time tax is 23% of the difference between the value of Northern at the time of privatization and the utility's current value based on profits over a period of up to four years. CE Electric recorded an extraordinary charge of approximately $194 million when the tax was enacted on July 31, 1997. The total impact to the Group, directly through its investment in CE Electric and indirectly through its 30% interest in CalEnergy, was $63 million.

The following summarizes the investments in discontinued operations:
                                                   September 30, December 28,
                                                        1997         1996
                                                    (unaudited)

 Investment in CalEnergy                              $  282        $  292
 Investment in CE Electric                               129           176
 Investment in international energy projects             184           157
 Deferred income tax asset (liability)                     2           (17)
                                                      ------        ------
  Total                                               $  597        $  608
                                                      ======        ======


3. Earnings Per Share:

Primary and fully diluted earnings per share of common stock have been computed using the weighted average number of shares outstanding during each period after giving effect to stock options considered to be dilutive common stock equivalents. In 1997, the operations of the Group resulted in a loss. Therefore, the anti-dilutive effect of the Class D options was not included in the per share calculations. The number of shares used in computing both primary and fully diluted earnings per share were 24,585,375 and 23,181,785 for the three months ended September 30, 1997 and 1996 and 24,513,018 and 23,207,898 for the nine months ending on the same dates.

In March 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 128 "Earnings Per Share". The statement establishes standards for computing and presenting earnings per share and requires the restatement of prior period earnings per share data presented. This statement is effective for financial statements issued for periods ending after December 15, 1997 and earlier application is not permitted. Basic and diluted earnings per share, as defined in SFAS No. 128, are not expected to vary significantly from the primary and fully diluted earnings per share shown on the statements of operations.

4. Summarized Financial Information:

The Group's 50% portion of PKS' corporate assets and liabilities and related transactions, which are not separately identified with the ongoing operations of the Construction & Mining Group or the Diversified Group, and specifically attributable items are as follows:

(dollars in millions)
                                                    September 30, December 28,
                                                         1997         1996

 Cash and marketable securities                       $    14      $     5
 Property, plant and equipment, net                         10            5
 Other assets                                                9            1
                                                       -------      -------
    Total Assets                                       $    33      $    11
                                                       =======      =======

 Accounts payable                                      $    14      $    17
 Long-term debt, including current portion                   1            1
                                                       -------      -------
    Total Liabilities                                  $    15      $    18
                                                       =======      =======

                                        Three Months Ended  Nine Months Ended
                                            September 30,      September 30,
                                        1997          1996  1997         1996

 Other expense, net                     $   -         $  -   $  (1)      $ (1)

 Corporate general and administrative costs have been allocated to the Group. These allocations were $1 million for the three months ended September 30, 1997 and 1996 and $4 million for the nine months ended September 30, 1997 and 1996.

Mine management fees paid to the Construction & Mining Group were $7 million and $9 million for the three months ended September 30, 1997 and 1996 and $23 million and $24 million for the nine months ended September 30, 1997 and 1996.

5. Acquisitions:

In December 1996, CE Electric which is 70% owned by CalEnergy and 30% owned by the Group, acquired majority ownership of the outstanding ordinary share capital of Northern Electric plc. ("Northern") pursuant to a tender offer
(the "Tender Offer") commenced in the United Kingdom by CE Electric in November 1996. As of March 1997, CE Electric effectively owned 100% of Northern's ordinary shares.

As of September 30, 1997, CalEnergy and the Group had contributed to CE Electric approximately $410 million and $176 million, respectively, of the approximately $1.3 billion required to acquire all of Northern's ordinary and preference shares in connection with the Tender Offer. The remaining funds necessary to consummate the Tender Offer were provided by a term loan and a revolving facility agreement obtained by CE Electric. The Group has not guaranteed, and is not otherwise subject to recourse for, amounts borrowed under these facilities.

The Group's investment in CE Electric and the earnings and losses associated with CE Electric are included in discontinued operations.

6. Investments:

The Group is able to defer the tax on $40 million of gain with respect to the 1995 Whitney Benefits litigation settlement by investing in real estate. In February 1997, the Group purchased an office building in Aurora, Colorado for $22 million. In June 1997, the Group closed a $16 million financing agreement with Metropolitan Life Insurance Company. The 15-year note is collateralized by the Aurora property and carries an interest rate of 8.38%.

The Group has also begun construction of a second data center for the information services business in Phoenix, Arizona. The cost of the building, approximately $11 million, will be applied against the $40 million gain. The Group may make additional real estate investments to defer the remaining balance.

In late 1995, a Group and CalEnergy venture, CE Casecnan Water and Energy Company, Inc., ("CE Casecnan") closed financing and commenced construction of a $495 million irrigation and hydroelectric power project located on the
Philippines island of Luzon.   The Group and CalEnergy have each made $62
million of equity contributions to the project.

The CE Casecnan project was being constructed on a joint and several basis by Hanbo Corporation and Hanbo Engineering & Construction Co. Ltd. On May 7, 1997, CE Casecnan announced that it had terminated the Hanbo Contract. In connection with the contract termination, CE Casecnan made a $79 million draw request under the letter of credit issued by Korea First Bank ("KFB") to pay for certain transition costs and other damages under the Hanbo Contract. KFB failed to honor the draw request; the matter is being litigated. If KFB would not be required to honor its obligations under the letter of credit, such action may have a material adverse effect on the CE Casecnan project.
The Group does not expect the outcome of the litigation to affect its financial position due to the transaction contemplated with CalEnergy.

The Group and CalEnergy had agreed to jointly develop and construct geothermal power facilities at the Dieng and Patuha sites in Indonesia. Dieng Unit 1 is being constructed and is expected to be placed in commercial operation later this year. An additional five units are expected to be constructed on a modular basis as geothermal resources are developed. In June 1997, the Group and CalEnergy closed a $400 million revolving credit facility to finance the development and construction of the remaining Indonesian projects. The credit facility is collateralized by the Indonesian assets and is nonrecourse to the Group.

The Group's investments in the international energy projects and the earnings and losses associated with these investments are included in discontinued operations.

7. C-TEC Restructuring:

On September 5, 1997, C-TEC announced that its board of directors had approved the planned restructuring of C-TEC into three publicly traded companies effective September 30, 1997. Under the terms of the restructuring C-TEC shareholders received stock in the following companies:

     Commonwealth Telephone Enterprises, Inc., containing the local telephone group and related engineering business;

     Cable Michigan, Inc., containing the cable television operations in Michigan; and

     RCN Corporation, Inc., which consists of RCN Telecom Services; C-TEC's existing cable systems in the Boston-Washington D.C. corridor; and the investment in Megacable S.A. de C.V., a cable operator in Mexico. RCN Telecom Services is a provider of packaged local and long distance telephone, video, and internet access services provided over fiber optic networks to residential customers in Boston, New York City and Washington D.C.

The restructuring is expected to permit investors and the financial markets to better understand and evaluate C-TEC's various businesses. In addition, the restructuring has allowed C-TEC to raise capital on more efficient terms. In July 1997, C-TEC closed four separate credit facilities with a syndicate of banks aggregating $410 million and in October 1997, RCN issued $575 million of debt. These proceeds were used to refinance the cable group's existing Senior Secured Notes and to fund RCN's continued development.

As a result of the restructuring, the Group owns less than 50% of the outstanding shares and voting rights of each entity, and therefore accounts for each entity using the equity method as of the beginning of 1997. C-TEC's financial position, results of operations and cash flows are consolidated in the 1996 consolidated financial statements. The financial position of each entity as of September 30, 1997 and December 28, 1996 (pro-forma) and the Group's proportionate share of the equity in each entity including allocated goodwill was as follows:

                                        Commonwealth
                                         Telephone      Cable          RCN
                                         Enterprises    Michigan   Corporation
                                         1997   1996    1997 1996  1997   1996

 Financial Position:

  Current assets                        $  81  $  51    $ 18 $  10 $  247 $ 143
  Other assets                            291    266     124   139    352   485
                                        -----  -----    ---- ----- ------ -----
   Total assets                           372    317     142   149    599   628

  Current liabilities                      76     59      17    24     72    57
  Other liabilities                       262    189     163   190    138   175
  Minority interest                         -      -      15    15     15     5
                                       ------  -----    ----  ----  ----- -----
    Total liabilities                     338    248     195   229    225   237
                                       ------  -----    ----  ----  ----- -----
   Net assets (liabilities)            $   34  $  69   $ (53) $(80) $ 374 $ 391
                                       ======  =====   =====  ====  ===== =====

  Group's share:

   Equity in net assets                $   17  $  33   $ (26) $(38) $ 181 $ 189
   Goodwill                                82     58      58    75     32    41
                                       ------  -----   -----  ----  ----- -----
                                       $   99  $  91   $  32  $ 37  $ 213 $ 230
                                       ======  =====   =====  ====  ===== =====

 The results of operations for each entity for the nine months ended September 30, 1997 and 1996, and the Group's proportionate share, including goodwill amortization were as follows:

 Results of operations:
  Revenue                              $  145  $ 139   $  61  $ 57  $  92  $ 76
  Net income (loss) available
   to common stockholders                  18     17      (3)   (7)   (35)   (1)


  Group's share:
   Net income (loss)                   $    9  $   8   $  (1) $ (3)  $(17) $  -
   Goodwill amortization                   (1)    (3)     (3)   (2)     -    (2)
                                       ------  -----   -----  ----   ----  ----
    Equity in net income (loss)        $    8  $   5   $  (4) $ (5)  $(17) $ (2)
                                       ======  =====   =====  ====   ====  ====

The following financial information of the Group is presented as if C-TEC had been accounted for utilizing the equity method in the condensed financial statements as of December 28, 1996 and for the three and nine months ended September 30, 1996. The 1997 financial statements include C-TEC accounted for utilizing the equity method and are presented here for comparative purposes only:

                                                  September 30, December 28,
 (dollars in millions)                                1997          1996

 Assets

 Current Assets:
  Cash and cash equivalents                         $    273     $     71
  Marketable securities                                  339          325
  Restricted securities                                   22           17
  Receivables                                             45           34
  Other                                                   19           19
                                                    --------     --------
 Total Current Assets                                    698          466

 Net Property, Plant and Equipment                       181          174
 Investments                                             472          458
 Investments in Discontinued Operations                  597          608
 Intangible Assets, net                                   21           23
 Other Assets                                             44           49
                                                    --------     --------
                                                    $  2,013     $  1,778
                                                    ========     ========

 Liabilities and Stockholders' Equity

 Current Liabilities:
  Accounts payable                                  $     29     $     41
  Current portion of long-term debt                        1            2
  Accrued reclamation and other mining costs              17           19
  Other                                                   47           34
                                                    --------     --------
 Total Current Liabilities                                94           96

 Long-term Debt, less current portion                    134          113
 Deferred Income Taxes                                   156           47
 Retirement Benefits                                      40           45
 Accrued Reclamation costs                                99           98
 Other Liabilities                                       114          118
 Minority Interest                                         1            4

 Stockholders' Equity                                  1,375        1,257
                                                   ---------     --------
                                                   $   2,013     $  1,778
                                                   =========     ========


                                         Three Months Ended  Nine Months Ended
                                             September 30,      September 30,
 (dollars in millions)                    1997          1996  1997        1996

 Revenue                                 $   80        $  75  $  241      $ 209
 Cost of Revenue                            (42)         (39)   (126)      (112)
                                         ------        -----  ------      -----
                                             38           36     115         97

 General and Administrative Expenses        (26)         (15)    (67)       (52)
                                         ------       ------  ------      -----

 Operating Earnings                          12           21      48         45

 Other Income (Expense):
  Equity earnings, net                      (12)           -     (18)        (7)
  Investment income, net                      9            9      25         30
  Interest expense, net                      (3)          (1)    (10)        (2)
  Other, net                                  1            1       3          8
                                         ------       ------  ------      -----
                                             (5)           9       -         29
                                        -------       ------  ------      -----

 Earnings from Continuing Operations Before
  Income Taxes and Minority Interest          7           30      48         74

 Provision for Income Taxes                  (2)         (12)    (17)       (25)

 Minority Interest in Net Loss
  of Subsidiaries                             1            1       3          3
                                         ------       ------   -----      -----

 Income from Continuing Operations            6           19      34         52

 Income (Loss) from Discontinued
    Operations                              (50)           5     (37)         7
                                         ------      -------   -----     ------
 Net Earnings (Loss)                     $  (44)     $    24   $  (3)    $   59
                                         ======      =======   =====     ======



                                                             Nine Months Ended
                                                                September 30,
 (dollars in millions)                                       1997         1996

 Cash flows from continuing operations:
  Net cash provided by continuing operations                 $   167    $   47

 Cash flows from investing activities:
  Proceeds from sales and maturities of
   marketable securities and investments                         160         5
  Purchases of marketable securities                            (168)      (52)
  Change in restricted securities                                  4         2
  Capital expenditures                                           (20)      (20)
  Acquisitions and investment, net                               (32)      (12)
  Other                                                            1         4
                                                             -------    ------
   Net cash used in investing activities                         (55)      (73)

 Cash flows from financing activities:
  Proceeds from long-term debt borrowings                         17        16
  Payments on long-term debt, including
   current portion                                                (2)       (4)
  Repurchases of common stock                                      -       (11)
  Exchange of Class B&C Stock for Class D Stock                   72        19
  Payment of dividends                                           (12)      (12)
  Issuance of common stock                                        49         -
                                                            --------    ------
   Net cash provided by financing activities                     124         8

 Cash flows used in discontinued operations                      (34)      (52)
                                                            --------    ------

 Net change in cash and cash equivalents                         202       (70)

 Cash and cash equivalents at beginning of period                 71       314
                                                            --------    ------

 Cash and cash equivalents at end of period                 $    273    $  244
                                                            ========    ======


8. Other Matters:

In October 1996, the PKS Board of Directors ("Board") directed PKS management to pursue a listing of Class D Stock as a way to address certain issues created by PKS' two-class capital stock structure and the need to attract and retain the best management for PKS' businesses. During the course of its examination of the consequences of a listing of Class D Stock, management concluded that a listing of Class D Stock would not adequately address these issues, and instead began to study a separation of the Construction and Mining Group and the Diversified Group. At the regular meeting of the Board on July 23, 1997, management submitted to the Board for consideration a proposal for separation of the Construction and Mining Group and the Diversified Group through a split off of the Construction and Mining Group (the "Transaction"). At a special meeting on August 14, 1997, the Board approved the Transaction.

The separation of the Construction and Mining Group and the Diversified Group would be contingent upon a number of conditions, including the favorable ratification by a majority of both Class C and Class D shareholders and the receipt by the Company of an Internal Revenue Service ruling or other assurance acceptable to the Board that the separation would be tax-free to U.S. shareholders. As a result, the restructuring will probably not occur until mid-year 1998. The Diversified Group probably will not seek to list its stock for public trading on a national securities exchange until it raises capital through a public equity offering or desires to have a listed equity security available for acquisitions. The Board will retain the right, even if the stockholders ratify the proposal and favorable tax treatment is satisfied, to abandon, defer or modify the Transaction if it believes that it would be in the best interests of all stockholders.

The Group has recently decided to substantially increase its emphasis on and resources to its information services business, with a view to becoming a facilities-based provider of a broad range of integrated information services to business. Pursuant to the plan, the Group intends to expand substantially its current information services business, through the expansion of its existing business and the creation, through a combination of construction, leasing and purchase of facilities and other assets, of a substantial facilities-based internet communications network.

Using this network the Group intends to provide (a) a range of internet access services at varying capacity levels and, as technology development allows, at specified levels of quality of service and security and (b) a number of business oriented communications services which may include fax services, which are transmitted in part over private or limited access Transmission Control Protocol/Internet Protocol ("TCP/IP") networks and are offered at a lower price than public telephone network-based fax service, and voice message storing and forwarding over the same TCP/IP-based networks.

The Group believes that over time, a substantial number of businesses will convert existing computer application systems to computer systems which communicate using TCP/IP and are accessed by users employing Web browsers.
The Group further believes that businesses will prefer to contract for assistance in making this conversion with those vendors able to provide a full range of services from initial consulting to internet access with requisite quality and security levels.

The Group is involved in various lawsuits, claims and regulatory proceedings incidental to its business. Management believes that any resulting liability for legal proceedings beyond that provided should not materially affect the Group's financial position, future results of operations or future cash flows.

     Management's Discussion and Analysis of Financial Condition
                           and Results of Operations

Results of Operations - Third Quarter 1997 vs. Third Quarter 1996

This document contains forward looking statements and information that are based on the beliefs of management as well as assumptions made by and information currently available to the Group. When used in this document, the words "anticipate", "believe", "estimate" and "expect" and similar expressions, as they relate to the Group or its management, are intended to identify forward-looking statements. Such statements reflect the current views of the Group with respect to future events and are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this document.

Revenue from each of the Group's business segments for the three months ended September 30 comprised the following (in millions):

                                                    1997          1996

 Coal Mining                                       $    50       $   61
 Telecommunications                                      -           90
 Information Services                                   27           11
 Other                                                   3            3
                                                   -------      -------
                                                   $    80      $   165
                                                   =======      =======
Coal Mining.   Mining revenue declined 18% in the third quarter of 1997
compared to the same period in 1996. Commonwealth Edison Company ("Commonwealth") has the flexibility under the amended contract to accelerate or defer delivery of alternate source coal provided it accepts delivery of the aggregate minimum commitment at the end of each year. In early 1996, alternate source coal shipments fell below minimum levels.
These shortfalls were partially made up in the second and third quarters of 1996. In 1997, the opposite scenario occurred. Commonwealth took delivery of more coal in the first quarter than was required but reduced it purchases in the second and third quarters. Overall, the Group's alternate source coal revenues declined $6 million for the quarter ended September 30, 1997. Spot coal sales also declined in 1997. In the third quarter of 1996, a customer bought out its remaining 1996 obligations. The customer was not required to take delivery of the coal by paying 60% of the contracted price of the coal.

Costs as a percentage of revenue for the coal mining operations in the third quarter of 1997 were consistent with that of the prior year. The decline in revenue from the customer who bought out its obligation in 1996, which had no corresponding costs, and declines in high margin alternate source coal sales were offset by improved mining efficiencies at the Black Butte mine and a decline in costs as the 1996 costs include certain equipment write-offs.

Information Services. The Group's information services business provides computer operations outsourcing and systems integration services to firms that desire to focus resources on their core business. Systems integration services include converting mainframe based systems to client/server architecture, Year 2000 compliance, code restructuring and software
re-engineering.   Revenue attributable to computer outsourcing and systems
integration increased 146% to $27 million for the three months ended September 30, 1997 compared to the same period in 1996. The increase in revenue is attributable to signing several new outsourcing contracts in late 1996 and the increased focus of customers on Year 2000 compatibility, code restructuring and software re-engineering.

The operating costs of the information services business doubled to $16 million in 1997 primarily due to its continued growth. Hardware, communications and personnel costs for the systems integration business all increased significantly compared to the prior year. Operational efficiencies were recognized in 1997 through increased utilization of existing computer hardware.

General and Administrative Expenses. General and administrative expenses decreased 28% in the third quarter of 1997 compared to the same period in 1996. The primary reason for the reduction is the exclusion of $21 million of C-TEC's expenses in 1997. C-TEC is no longer consolidated due to a reduction in the Group's controlling interest. This was partially offset by increases in the additional overhead of the expanding information services business and professional services required for the sale of assets to CalEnergy and the separation of the Diversified and Construction groups.

Equity Losses, net. The telecommunications segment of the Group is now comprised of the three entities created in the C-TEC restructuring. As a result of the restructuring, the Group owns less than 50% of the outstanding shares and voting rights of each entity and accounts for them utilizing the equity method. Equity losses increased by $8 million in comparing the third quarter of 1997 to 1996. Contributing to this increase was the inclusion of ($9) million of equity losses for the three companies that previously comprised C-TEC. The losses of RCN continue to grow due to the continued expansion of its Boston, New York, and Washington D.C. markets.

Investment Income, net.   Excluding the $2 million attributable to C-TEC in
1996, investment income remained the same for the third quarter. The average portfolio balance and the average yield were relatively consistent between the quarters.

Interest Expense, net.    Interest expense increased $2 million in 1997,
excluding C-TEC's $8 million of interest expense in 1996. CPTC incurred $3 million of interest costs in the third quarter of 1996 of which $1 million was capitalized due to the construction of the toll road. In 1997, CPTC also incurred $3 million of interest expense all of which was charged against earnings. The interest on the debt incurred by KDG to purchase the real estate in Colorado also contributed to the increase in interest expense.

Other, net. With the exclusion of $1 million of expense for C-TEC in 1996, other income decreased 67% for the third quarter of 1997. In 1996, other income included a gain from the liquidation of a captive insurance company which insured against black lung disease.

Provision for Income Taxes.   The effective income tax rates in 1997 of 37%
and in 1996 of 38% differ from the expected statutory rate of 35% primarily due to state income taxes.

Minority Interest in Net Loss (Income) of Subsidiaries. The losses associated with the SR91 toll road comprise minority interest in 1997. In 1996, losses of ($2) million at CPTC are offset by the income of the C-TEC companies.

Discontinued Operations. Equity earnings, net of tax, increased 160% in the third quarter of 1997. The Group's proportionate share of CalEnergy's earnings, net of tax, increased $4 million in the third quarter of 1997 to $8 million.
The conversion of CalEnergy debentures to common stock and the exercise of options increased the Group's ownership interest in CalEnergy from 23% at July 1, 1996 to 30% at September 30, 1997. CalEnergy's earnings also increased primarily due to the completion and commencement of operations at the Salton Sea Unit IV geothermal facility, the purchase of three cogeneration facilities and the acquisition of Northern Electric all of which occurred in the last half of 1996 and the commencement of operations at the Mahanagdong geothermal facility in July of 1997. In addition to contributing to CalEnergy's earnings, the Group's proportionate share of Mahanagdong and Northern Electric, net of tax, also provided $2 million and $1 million of income. Partially offsetting these gains were losses attributable to the Casecnan project.
The Casecnan loss during construction results from the variance in borrowing and investing interest rates on the funds generated by the project's debt offering in 1995.

Also contained in discontinued operations is the extraordinary loss of $63 million, net of tax, from the Windfall tax imposed by the British government in 1997.

Results of Operations - Nine  Months 1997 vs. Nine Months 1996

Revenue from each of the Group's business segments for the nine months ended September 30 comprised the following (in millions):
                                                          1997         1996

 Coal Mining                                             $  165       $  172
 Telecommunications                                           -          273
 Information Services                                        67           30
 Other                                                        9            7
                                                         ------       ------
                                                         $  241       $  482
                                                         ======       ======

Coal Mining. Coal sales declined 4% during the first nine months of 1997. Alternate source coal sales decreased $6 million primarily due to the reduced contractual obligations of customers. Contracted coal sales also declined slightly in 1997. Reduced coal sales to Detroit Edison Company, which is temporarily behind in purchasing its 1997 contracted coal, were partially offset by additional sales to Mississippi Power.

Operating costs as a percentage of revenue were virtually unchanged from the same period in 1996. A decline in higher margin alternate source coal sales and proceeds from a customer who had bought out its obligations in 1996, were offset by improved mining efficiencies at the Black Butte mine and a decline in costs as the 1996 costs include certain equipment write-offs.

Information Services. Revenue for information services business increased 123% to $67 million for the nine months ended September 30, 1997. The increase in revenue is attributable to signing several new outsourcing contracts in late 1996 and the increased focus of customers on Year 2000 compatibility, code restructuring and software re-engineering.

The operating costs of the information services business increased 86% to $41 million in 1997 primarily due to its continued growth. Hardware, communications and personnel costs for the systems integration business all increased significantly compared to the prior year.
Operational efficiencies were recognized in 1997 through increased utilization of existing computer hardware.

General and Administrative Expenses. General and administrative expenses in 1997 and 1996 would have been $67 million and $52 million had C-TEC been accounted for using the equity method in both years. Increases in the expenses associated with the information services business, compensation expenses and professional fees incurred for the proposed restructuring and CalEnergy transaction led to the increase in general and administrative expenses.

Equity Losses, net. Losses attributable to equity investees increased to ($18) in 1997 from ($7) in 1996 assuming C-TEC was accounted for using the equity method in both periods. The costs of RCN's continued expansion into Boston, New York City and Washington D.C. and $10 million of costs incurred in connection with the buyout of a marketing contract with minority shareholders are responsible for the increase in equity losses.

Investment Income, net.   Excluding C-TEC's $9 million in 1996, investment
income decreased 17% in 1997. A reduction in the average portfolio balance due to significant investments in CE Electric and international energy projects, and a decline in gains recognized on the sales of securities, all contributed to the reduction in investment income.

Interest Expense, net. Without the effect of C-TEC's $20 million in 1996, interest expense increased $8 million. Primarily contributing to the increase was CPTC's SR91 toll road. Through September 1996 and 1997, CPTC incurred $8 million and $8 million of interest on its long-term debt. In 1996, $6 million of the interest was capitalized due to the construction of the toll road. In August 1996, the road was opened, therefore, interest incurred after opening was charged against earnings.

Other, net.   Other income is primarily comprised of gains and losses on the sale and disposition of property, plant and equipment and other assets. Without C-TEC's $5 million of expenses recognized in 1996, other income decreased 62%. In 1996, gains were realized from the sale of certain nonoperating assets. Also in 1996, other income included a gain from the liquidation of a captive insurance company which insured against black lung disease.

Provision for Income Taxes. The effective income tax rate in 1996 of 38% differs from the expected statutory rate of 35% primarily due to the state income taxes. The effective rate in 1997 is approximately 35%.

Minority Interest in Net Loss (Income) of Subsidiaries. Minority interest in 1997 is now comprised of the earnings attributable to the minority shareholders of CPTC. The losses that were allocated to CPTC's minority shareholders were ($3) and ($1) million in 1997 and 1996. In 1996, C-TEC's minority shareholders earned $2 million.

Discontinued Operations. Equity earnings, net of tax, increased significantly in 1997. The Group's proportionate share of CalEnergy's earnings, net of tax, increased $10 million in 1997 to $19 million. An increase in the Group's share of CalEnergy's earnings and improvement in those earnings, primarily due to the commencement of operations at a geothermal facility, and the acquisitions of three congeneration facilities and Northern Electric, contributed to the increase. The Group's proportionate share of Northern Electric, which was acquired in December 1996, provided $7 million of income after taxes.

Also contained in discontinued operations is the extraordinary loss of $63 million, net of tax, from the Windfall tax imposed by the British government in 1997.

Financial Condition - September 30, 1997 vs. December 28, 1996

Excluding C-TEC, the Group's working capital increased $234 million or 63% during 1997. An increase in cash flows from operations, primarily due to $146 million of federal tax and interest refunds, and financing activities. The increase was partially offset by cash used to fund investing activities and discontinued operations.

Investing activities primarily consist of $22 million of real estate investments, $20 million of capital expenditures, including $11 million for equipment of the information services business, and the net purchase of marketable securities of $8 million.

Financing sources include $72 million from the exchange of Class B&C Stock for Class D Stock, $49 million from the issuance of common stock and $17 million long-term debt borrowings, primarily to purchase the Aurora property. These sources were partially offset by $12 million for the payment of dividends.

Prior to the agreement with CalEnergy, the Group invested $34 million in the Dieng, Patuha and Bali power projects in Indonesia during 1997.

In October 1996, the PKS Board of Directors ("Board") directed PKS management to pursue a listing of Class D Stock as a way to address certain issues created by PKS' two-class capital stock structure and the need to attract and retain the best management for PKS' businesses. During the course of its examination of the consequences of a listing of Class D Stock, management concluded that a listing of Class D Stock would not adequately address these issues, and instead began to study a separation of the Construction and Mining Group and the Diversified Group. At the regular meeting of the Board on July 23, 1997, management submitted to the Board for consideration a proposal for separation of the Construction and Mining and the Diversified Group through a split-off of the Construction and Mining Group. At a special meeting on August 14, 1997, the Board approved the Transaction.

The separation of the Construction and Mining Group and the Diversified group would be contingent upon a number of conditions, including the favorable ratification by a majority of both Class C and Class D shareholders and the receipt by the Company of an Internal Revenue Service ruling or other assurance acceptable to the Board that the separation would be tax-free to U.S. shareholders. As a result, the restructuring will probably not occur until mid-year 1998. The Diversified Group probably will not seek to list its stock for public trading on a national securities exchange until it raises capital through a public equity offering or desires to have a listed equity security available for acquisitions. The Board will retain the right, even if the stockholders ratify the proposal and favorable tax treatment is satisfied, to abandon, defer or modify the Transaction if it believes that it would be in the best intersts of all stockholders.

The Group has recently decided to substantially increase its emphasis on and resources to its information services business, with a view to becoming a facilities-based provider of a broad range of integrated information services to business. Pursuant to the plan, the Group intends to expand substantially its current information services business, through the expansion of its existing business and the creation, through a combination of construction, leasing and purchase of facilities and other assets, of a substantial facilities-based internet communications network.

Using this network the Group intends to provide (a) a range of internet access services at varying capacity levels and, as technology development allows, at specified levels of quality of service and security and (b) a number of business oriented communications services which may include fax services, which are transmitted in part over private or limited access Transmission Control Protocol/Internet Protocol ("TCP/IP") networks and are offered at a lower price than public telephone network-based fax service, and voice message storing and forwarding over the same TCP/IP-based networks.

The Group believes that over time, a substantial number of businesses will convert existing computer application systems to computer systems which communicate using TCP/IP and are accessed by users employing Web browsers. The Group further believes that businesses will prefer to contract for assistance in making this conversion with those vendors able to provide a full range of services from initial consulting to internet access with requisite quality and security levels.

The Group anticipates that the capital expenditures required to implement this expansion plan will be substantial. The Group anticipates that these costs may be in excess of $1 billion per year within approximately two years after the separation of the Construction and Diversified businesses.

Long-term liquidity uses of the Group include payment of income taxes and repurchasing the Group's stock. The Group's current financial condition, borrowing capacity and proceeds from the CalEnergy transaction should be sufficient for immediate operating and investing activities. Subsequent to September 30, 1997, the Group sold $67 million of Class D Stock to employees.

In late 1995, a Group and CalEnergy venture, CE Casecnan Water and Energy Company, Inc., ("CE Casecnan") closed financing and commenced construction of a $495 million irrigation and hydroelectric power project located on the Philippine island of Luzon. The Group and CalEnergy have each made $62 million of equity contributions to the project.

The CE Casecnan project was being constructed on a joint and several basis by Hanbo Corporation and Hanbo Engineering & Construction Co. Ltd. On
May 7, 1997, CE Casecnan announced that it had terminated the Hanbo Contract. In connection with the contract termination, CE Casecnan made a $79 million draw request under the letter of credit issued by Korea First Bank ("KFB") to pay for certain transition costs and other damages under the Hanbo Contract. KFB failed to honor the draw request; the matter is being litigated. If KFB would not be required to honor its obligations under the letter of credit, such action may have a material adverse effect on the CE Casecnan project. The Group does not expect the outcome of the litigation to affect its financial position due to the transactions contemplated with CalEnergy.

On September 5, 1997, C-TEC announced that its board of directors had approved the planned restructuring of C-TEC into three publicly traded companies effective September 30, 1997. Under the terms of the restructuring C-TEC shareholders received stock in the following companies.

      Commonwealth Telephone Enterprises, Inc., containing the local telephone group and related engineering business;

      Cable Michigan, Inc., containing the cable television operations in Michigan; and

      RCN Corporation, Inc., which will consist of RCN Telecom Services; C-TEC's existing cable systems in the Boston-Washington, D.C. corridor; and the investment in Megacable S.A. de C.V., a cable operator in Mexico. RCN Telecom Services is a provider of packaged local and long distance telephone, video, and internet access services provided over fiber optic networks to residential customers in Boston, New York City and Washington, D.C.

The restructuring is expected to permit investors and the financial markets to better understand and evaluate C-TEC's various businesses. In addition, the restructuring has allowed C-TEC to raise capital on more efficient terms. In July 1997, C-TEC closed four separate credit facilities with a syndicate of banks aggregating $410 million and in October 1997, RCN issued $575 million of debt. These proceeds were used to refinance the cable group's existing Senior Secured Notes and to fund RCN's continued development.